LOAN MODIFICATION AGREEMENT

THIS LOAN MODIFICATION AGREEMENT ("Amendment") is dated effective as of November 10, 2015 by and among HARTMAN PARKWAY LLC, a Texas limited liability company ("Hartman Parkway"), HARTMAN SHORT TERM INCOME PROPERTIES XX, INC., a Maryland corporation ("Hartman XX"), HARTMAN GULF PLAZA LLC, a Texas limited liability company ("Hartman Gulf Plaza"), HARTMAN HIGHWAY 6 LLC, a Texas limited liability ("Hartman Highway"), HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership ("Hartman Partnership"), HARTMAN XX REIT GP LLC, a Texas limited liability company ("Hartman GP" and, collectively with Hartman Parkway, Hartman XX, Hartman Gulf Plaza, Hartman Highway, and Hartman Partnership, the "Prior Borrowers"); HARTMAN ONE TECHNOLOGY CENTER, LLC, a Texas limited liability company ("Hartman One Technology"); and TEXAS CAPITAL BANK, NATIONAL ASSOCIATION, a national banking association (together with its successors and assigns, the "Bank"). The Prior Borrowers and Hartman One Technology are referred to collectively herein as the Borrowers.

RECITALS

A.   Bank previously made a revolving loan (the "Loan") in the principal sum of the lesser of the Borrowing Limit and $30,000,000 evidenced, governed and secured by, *inter alia*, that certain Loan Agreement made and entered into as of May 10, 2012 by Bank, Hartman XX, Hartman Richardson Heights Properties, LLC, a Texas limited liability company ("Richardson") and Hartman Cooper Street Plaza, LLC, a Texas limited liability company ("Cooper"), as amended by:

(i)   that certain Loan Modification Agreement dated October 16, 2012 by and among Bank, Hartman XX, Richardson, Cooper and Hartman Bent Tree Green, LLC, a Texas limited liability company ("Hartman Bent Tree") pursuant to the terms of which, among other things, Hartman Bent Tree joined the Loan Documents as a "Borrower";

(ii)   that certain Loan Modification Agreement dated March 15, 2013 by and among Bank, Hartman XX, Richardson, Cooper, Hartman Bent Tree and Hartman Parkway pursuant to the terms of which, among other things, Hartman Parkway joined the Loan Documents as a "Borrower";

(iii)   that certain letter agreement dated September 30, 2013 regarding capital expenditures;

(iv)   that certain Loan Modification Agreement dated June 13, 2014 by and among Bank, Hartman XX, Richardson, Cooper, Hartman Bent Tree and Hartman Parkway pursuant to the terms of which, among other things, Richardson, Cooper and Hartman Bent Tree were released from their obligations under the Loan Documents;

(v)   that certain Loan Modification Agreement dated July 2, 2014 by and among Bank, Hartman Parkway, Hartman XX, and Hartman Gulf Plaza pursuant to the terms of which, among other things, the Borrowing Base was increased to $7,000,000 and Hartman Gulf Plaza joined the Loan Documents as a "Borrower";

(vi)   that certain Loan Modification Agreement dated January 23, 2015 by and among Bank and the Prior Borrowers pursuant to the terms of which, among other things, the Borrowing Base was increased to $9,900,000 and Hartman Highway, Hartman Partnership and Hartman GP joined the Loan Documents as a "Borrower";

(vii)   that certain letter agreement dated May 8, 2015 pursuant to the terms of which the Bank consented to an advance under the Loan to be used by Hartman Partnership to make an intercompany loan to Hartman 400 North Belt, LLC ("Hartman North Belt") for the purchase of property by Hartman North Belt; and

(viii)   that certain letter agreement dated July 31, 2015 pursuant to the terms of which the Bank consented to an advance under the Loan to be used by Hartman Partnership to make an intercompany loan to Hartman Ashford Crossing, LLC ("Hartman Ashford") for the purchase of property by Hartman Ashford (as amended, the "Loan Agreement").

B.   Each of the Prior Borrowers has requested that Bank (i) add Hartman One Technology as a "Borrower" under the Loan, the Loan Agreement and the other Loan Documents; (ii) increase the amount of the Borrowing Base from $9,900,000 to $20,925,000; (iii) extend the Maturity Date to May 9, 2017; and (iv) add the Hartman One Technology Property (as defined below) to the Borrowing Base Properties. Bank is willing to so modify the Loan Documents, subject to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
Recitals and Definitions

Section 1.01. Recitals. The foregoing recitals are hereby incorporated into and made a part of this Amendment for all purposes.

Section 1.02. Definitions. Capitalized terms used in this Amendment, to the extent not otherwise defined herein, shall have the same meaning as in the Loan Agreement. Definitions contained in the Loan Agreement, as amended hereby, and in the other Loan Documents which identify agreements, instruments or documents shall be deemed to include all amendments and supplements to such agreements, instruments and documents and, without any obligation on the part of Bank to enter into any future amendments, modifications or supplements, all future amendments, modifications, and supplements thereto entered into from time to time.

ARTICLE II
Amendments

Section 2.01. Amendments to Loan Agreement.

(a)   Section 1.1 of the Loan Agreement is hereby amended by adding the following definitions in their appropriate alphabetical order:

"'Hartman One Technology' means Hartman One Technology Center, LLC, a Texas limited liability company."

"'Hartman One Technology Deed of Trust' means that certain Deed of Trust, Security Agreement, Financing Statement and Absolute Assignment of Rents dated effective as of November 10, 2015 covering the Hartman One

Technology Property to secure payment and performance of the Indebtedness and Obligation, as such may be amended from time to time."

"'Hartman One Technology Land' means the Land as defined in the Hartman One Technology Deed of Trust."

"'Hartman One Technology Property' means the Mortgaged Property as defined in the Hartman One Technology Deed of Trust."

"'November 2015 Loan Modification Agreement' means that certain Loan Modification Agreement dated effective as of November 10, 2015 by and among Hartman XX, Hartman Parkway, Hartman Gulf Plaza, Hartman Highway, Hartman Partnership, Hartman GP, Hartman One Technology and Bank."

(b)   Section 1.1 of the Loan Agreement is hereby amended by amending and restating the following definitions in their entirety:

"'Borrowing Base' means the amount most recently determined and designated by the Bank as the Borrowing Base in accordance with Section 2.13 hereof, as such Borrowing Base is reduced or increased in accordance with Section 2.13 hereof. The Borrowing Base under Section 2.13 is deemed to be, as of the date of the November 2015 Loan Modification Agreement, $20,925,000."

"'Borrowing Base Properties' means the real property and improvements identified on Exhibit A to the November 2015 Loan Modification Agreement provided such real property and improvements are secured by a first and prior deed of trust liens encumbering such real property and improvements satisfactory to Bank."

"'Deed of Trust' means one or more Deeds of Trust, Security Agreement, Financing Statement and Absolute Assignment of Rents covering the Property to secure payment and performance of the Indebtedness and Obligation, as such may be amended from time to time, including without limitation the Hartman One Technology Deed of Trust."

"'Land' means the parcels of real property described in Exhibit B attached to the November 2015 Loan Modification Agreement."

"'Maturity Date' means May 9, 2017."

(c)   Article Four of the Loan Agreement is hereby amended by adding Section 4.20 to read as follows:

"4.20   Holdbacks and Reserves.

(a)   *Hartman One Technology Property Tenant Improvement Advances.* Each of the Borrowers acknowledges and agrees that, notwithstanding anything contained in the Loan Documents to the contrary, $1,000,000 of the availability under the Borrowing Base shall not be Advanced by Bank (the "TI Holdback") and Bank shall have no obligation to make Advances thereof; provided, that, if no Default or Event of Default exists, Bank shall, at the request of Borrowers in form and substance reasonably satisfactory to Bank, make advances from the TI Holdback in increments of no less than $25,000 per advance, to reimburse Borrowers for any tenant improvement expenses actually incurred by Borrowers in connection with Leases for space in the Hartman One Technology Property ("TI Advances"); provided, however, that Bank shall have received and approved each of the following:

> (i)   a written request from Hartman One Technology for such TI Advance, including a description of the tenant improvements and a certification by Hartman One Technology that all tenant improvements completed have been completed lien-free and in a workmanlike manner;

> (ii)   with respect to any tenant improvements, Hartman One Technology shall provide to Bank contractors' and subcontractors' waivers of liens, subordinations of liens, and all other statements and forms required for compliance with the mechanics' lien laws;

> (iii)   if requested by Bank, copies of paid invoices with respect to such tenant improvements; and

> (iv)   such other information regarding the capital expenditures as Bank may reasonably request from time to time.

Borrowers shall complete or cause the lien-free performance or installation of the tenant improvements from time to time as necessary, in a workmanlike manner and in accordance with all legal requirements.

(b)   *Galen Nursing Lease Extension Reserve.* If an extension to that certain Lease dated July 28, 2008 by and between KW Funds – One Technology, LLC and Galen Health Institutes, Inc. d/b/a Galen College of Nursing (as amended and as the landlord's interest therein was assigned to Hartman One Technology, the "Galen Lease"), for space located in the Hartman One Technology Property is not extended for a period in excess of five (5) years on terms and a rental amount substantially similar to the terms of the existing Galen Lease on or before December 31, 2015, then Borrowers will deliver to Bank as additional security for the Loan, on or before the last day of each quarter (with the first payment due on March 31, 2016) and continuing on the last day of each quarter thereafter, $62,500 (the "Galen Lease Reserve"). If no Default or Event of Default exists, Bank may, at the request of Borrowers in form and substance reasonably satisfactory to Bank, make advances from the Galen Lease Reserve in increments of no less than $25,000 per advance, to reimburse Borrowers for any tenant improvement expenses actually incurred by Borrowers in connection with the space covered by the Galen Lease in the Hartman One Technology Property ("Galen Lease Space Advances"); provided, however, that Bank shall have received and approved each of the following:

> (i)   a written request from Hartman One Technology for such Galen Lease Space Advance, including a description of the tenant improvements and a certification by Hartman One Technology that all tenant improvements completed have been completed lien-free and in a workmanlike manner;

(ii) with respect to any tenant improvements, Hartman One Technology shall provide to Bank contractors' and subcontractors' waivers of liens, subordinations of liens, and all other statements and forms required for compliance with the mechanics' lien laws;

(iii) if requested by Bank, copies of paid invoices with respect to such tenant improvements; and

(iv) such other information regarding the capital expenditures as Bank may reasonably request from time to time.

(c) *Reserves Generally.*

(i) Each of the Borrowers grants to Bank a first-priority perfected security interest in the Galen Lease Reserve (collectively, together with any other escrow or reserve fund established by Bank from time to time, the "Reserve Funds") and any and all monies now or hereafter deposited in each Reserve Funds as additional security for payment of the Indebtedness. Until advanced or returned to Borrowers, in accordance herewith, the Reserve Funds shall constitute additional security for the Indebtedness.

(ii) Upon the occurrence of a Default or an Event of Default, Bank may, in addition to any and all other rights and remedies available to Bank, apply any sums then present in any or all of the Reserve Funds to the payment of the Indebtedness under the Loan Documents.

(iii) The Reserve Funds shall not constitute trust funds.

(iv) Borrowers shall not, without obtaining the prior written consent of Bank, further pledge, assign or grant any security interest in any Reserve Fund or the monies deposited therein or permit any lien or encumbrance to attach thereto, or any levy to be made thereon, or any financing statements, except those naming Bank as the secured party, to be filed with respect thereto.

(v) Any amount remaining in the Reserve Funds after the Indebtedness has been paid in full shall be returned to the Borrowers."

Section 2.02. Amendment to Environmental Indemnity Agreement. Recital A to that certain Environmental Indemnity Agreement dated effective as of May 10, 2012 executed by Hartman XX, Richardson and Cooper (as later joined by Hartman Bent Tree, Hartman Parkway, Hartman Gulf Plaza and Hartman Highway) (the "Environmental Indemnity Agreement") is hereby amended and restated to read in its entirety as follows:

"A. Lender made a ('Loan') to Indemnitor under and pursuant to the terms and provisions of that certain Loan Agreement between Lender and Borrower dated effective as of May 10, 2012 (as amended from time to time, the 'Loan Agreement') and evidenced by that certain Promissory Note (as amended from time to time, the 'Note') executed by Indemnitor and payable to the order of Lender in the original principal amount of THIRTY MILLION AND NO/100 DOLLARS ($30,000,000.00), secured by, among other things, one or more Deeds of Trust, Security Agreement, Financing Statement and Absolute Assignment of Rents (collectively, the 'Deed of Trust') which Indemnitor (or one of them) has executed and delivered or from time to time executes and delivers to John Hudgens, as Trustee ('Trustee'), for the benefit of Lender, covering certain real property ('Land') described in Exhibit B attached to the November 2015 Loan Modification Agreement (as defined in the Loan Agreement), together with the Improvements located thereon and certain Personalty described in the Deed of Trust (the Land, together with said Improvements, Personalty and other property described in the Deed of Trust being referred to herein as the 'Mortgaged Property') (the Note, the Deed of Trust, the Loan Agreement, this Agreement and all other documents or instruments evidencing, securing or pertaining to the Loan, as may be amended from time to time, shall be collectively referred to as the 'Loan Documents'); and"

ARTICLE III
Conditions

Section 3.01. Conditions Precedent. The effectiveness of this Amendment is subject to the satisfaction of the following conditions precedent, in form and substance satisfactory to Bank, unless specifically waived in writing by Bank:

(a)   Bank shall have received this Amendment originally executed and delivered by Borrowers;

(b)   Bank shall have received an Amended and Restated Note originally executed and delivered by Borrowers;

(c)   Bank shall have received the Hartman One Technology Deed of Trust executed by Hartman One Technology;

(d)   Bank shall have received an Assignment of Rents executed by Hartman One Technology;

(e)   Bank shall have received an authority certificate executed by an officer of Borrowers;

(f)   Bank shall have received each of the following with respect to the property described in the Hartman One Technology Deed of Trust:

(i)   copy of the existing owner's policy;

(ii)   mortgagee title policy for the Hartman One Technology Property from a title company satisfactory to Bank;

(iii)   tax certificate;

(iv)   survey;

(v)   evidence of property and liability insurance;

(vi)   flood certificate;

(vii)   Phase I environmental report;

(viii)   property condition report;

(ix)   rent roll;

(x)   copies of lease agreements;

(xi)   tenant estoppels executed by the tenants;

(xii)   subordination, non-disturbance and attornment agreements executed by the tenants; and

(xiii)   an appraisal of the Hartman One Technology Property indicating an appraised value satisfactory to Bank in all respects;

(g)   Bank shall have received from Borrowers such UCC lien searches as Bank may require;

(h)   The representations and warranties contained herein, in the Loan Agreement, as amended hereby, and in each other Loan Document, as amended of even date herewith, shall be true and correct as of the date hereof, as if made on the date hereof;

(i)   No Default or Event of Default shall have occurred and be continuing;

(j)   All corporate and limited liability company proceedings taken in connection with the transactions contemplated by this Amendment and all documents, instruments and other legal matters incident thereto, shall be satisfactory to Bank;

(k)   Bank shall have received from Borrowers an increase and extension fee in the amount of $107,437.50;

(l)   Bank shall have received from Borrowers payment of all expenses incurred by Bank to date, including attorneys' fees and costs; and

(m)   Bank shall have received such other documents, instruments or certificates as Bank and its counsel may reasonably require, including such documents as Bank in its sole discretion deems necessary or appropriate to effectuate the terms and conditions of this Amendment and the Loan Documents.

ARTICLE IV
Ratifications, Representations and Warranties

Section 4.01. Ratifications. The terms and provisions set forth in this Amendment shall modify and supersede all inconsistent terms and provisions set forth in the Loan Agreement and the other Loan Documents, and, except as expressly modified and superseded by this Amendment, the terms and provisions of the Loan Agreement and the other Loan Documents are ratified and confirmed and shall continue in full force and effect. The Loan Agreement, as amended, and the other Loan Documents, as amended, shall continue to be legal, valid, binding and enforceable in accordance with their respective terms.

Section 4.02. <u>Representations and Warranties</u>. Each of the Borrowers hereby represents and warrants to Bank as follows:

   (a) the execution, delivery and performance of this Amendment and any and all other Loan Documents executed and/or delivered in connection herewith have been authorized by all requisite action on the part of Borrowers and do not and will not conflict with or violate any provision of any applicable law, the organizational documents of, or any agreement, document, judgment, license, order or permit applicable to or binding upon any of the Borrowers, or the Collateral; and no consent, approval, authorization or order of and no notice to or filing with, any court or governmental authority or third person is required in connection with the execution, delivery or performance of this Amendment or to consummate the transactions contemplated hereby;

   (b) the representations and warranties contained in the Loan Agreement, as amended, and in each of the other Loan Documents, as amended, are true and correct on and as of the date hereof as though made on and as of the date hereof, except to the extent such representations and warranties relate to an earlier date;

   (c) Each of the Borrowers is in full compliance with all covenants and agreements contained in the Loan Agreement, as amended, and in each of the other Loan Documents, as amended; and

   (d) Each of the Borrowers acknowledges and agrees that Bank is in full compliance with all covenants and agreements contained in the Loan Agreement, as amended, and in each of the other Loan Documents, as amended.

Section 4.03. <u>Modification</u>. Each of the Borrowers acknowledges and agrees that (a) this Amendment shall not constitute a novation or otherwise extinguish the Indebtedness and Obligations evidenced by the Loan Agreement, as amended, or the other Loan Documents, as amended; (b) the Indebtedness shall be paid in accordance with the terms and conditions of the Loan Agreement, as amended, and the other Loan Documents, as amended; and (c) Borrowers have no right of offset, defense, or counterclaim to the payment and performance of the Indebtedness and Obligations under the Loan Agreement, as amended, or any other Loan Document, as amended. Each of the Borrowers hereby acknowledges, ratifies, reaffirms, grants, and re-grants to Bank a first priority, perfected lien and security interest in the Collateral to secure the payment and performance of the Indebtedness and Obligations, which security interest is and shall remain in full force and effect and binding on Borrowers, and each Borrower acknowledges and agrees that the liens and security interests of each Deed of Trust are valid and subsisting liens and security interests and are superior to all other liens and security interests. Nothing herein contained shall affect or impair the validity or priority of the liens and security interests under each Deed of Trust and the other Loan Documents. Bank has made no commitment, either express or implied, to extend the Maturity Date, or to provide Borrowers with any financing, beyond the Maturity Date, it being expressly acknowledged and agreed to by Borrowers that the Indebtedness shall be due and payable in full on the Maturity Date.

Section 4.04. <u>Joinder of Hartman One Technology</u>. Hartman One Technology hereby makes each representation and warranty set forth in <u>Article Three</u> of the Loan Agreement to the same extent as each other Borrower, and hereby agrees, as of the date first above written, (a) to be bound as a Borrower by all of the terms and provisions of the Loan Agreement and the other Loan Documents to the same extent of each of the other Borrowers, (b) to be bound as an Indemnitor by all of the terms and provisions of the Environmental Indemnity Agreement to the same extent of each of the other Borrowers and (c) to comply with and be subject to all of the terms, conditions, covenants, agreements and obligations set forth in the Loan Agreement and the other Loan Documents. Hartman One Technology further agrees, as of the date first above written, that each reference in the Loan Agreement to a "Borrower" shall also mean and be a reference to Hartman One Technology.

Section 4.05. Bank Acknowledgments. In connection with the acquisition by Hartman One Technology of the Hartman One Technology Property, Bank hereby acknowledges and consents to (a) the receipt by Hartman One Technology of rent for space in the Hartman One Technology Property paid prior to the date of the acquisition; and (b) payment by the United States Department of Veteran's Affairs (the "VA") of rent in connection with its lease of space in the Hartman One Technology Property in arrears consistent with the rent payment practices of the VA prior to the date of this Amendment.

ARTICLE V
Miscellaneous

Section 5.01. Survival of Representations and Warranties. All representations and warranties made in this Amendment, the Loan Agreement or any other document or documents relating thereto, including, without limitation, any Loan Document furnished in connection with this Amendment, shall survive the execution and delivery of this Amendment and the other Loan Documents, and no investigation by Bank or any closing shall affect the representations and warranties or the right of Bank to rely upon them.

Section 5.02. Reference to Loan Agreement and the Other Loan Documents. Each of the Loan Documents, including the Loan Agreement and any and all other agreements, documents or instruments now or hereafter executed and delivered pursuant to the terms hereof or pursuant to the terms of the Loan Agreement and the other Loan Documents, as amended hereby, are hereby amended so that any reference in such Loan Documents to the Loan Agreement or any other Loan Document shall mean a reference to the Loan Agreement and the other Loan Documents as amended hereby or of even date herewith, and as may be further amended from time to time.

Section 5.03. Expenses of Bank. As provided in the Loan Agreement, Borrowers agree to pay on demand all reasonable costs and expenses incurred by Bank in connection with the preparation, negotiation and execution of this Amendment and the other Loan Documents executed pursuant hereto and any and all amendments, modifications, and supplements hereto, including, without limitation, the reasonable costs and fees of Bank's legal counsel, and all reasonable costs and expenses incurred by Bank in connection with the enforcement or preservation of any rights under the Loan Agreement, as amended hereby, or any other Loan Document.

Section 5.04. RELEASE. EACH OF THE BORROWERS HEREBY ACKNOWLEDGES THAT IT HAS NO DEFENSE, COUNTERCLAIM, OFFSET, CROSS-COMPLAINT, CLAIM OR DEMAND OF ANY KIND OR NATURE WHATSOEVER THAT CAN BE ASSERTED TO REDUCE OR ELIMINATE ALL OR ANY PART OF ITS LIABILITY TO PAY AND PERFORM THE INDEBTEDNESS AND OBLIGATIONS UNDER THE LOAN DOCUMENTS OR TO SEEK AFFIRMATIVE RELIEF OR DAMAGES OF ANY KIND OR NATURE FROM THE BANK. EACH OF THE BORROWERS HEREBY VOLUNTARILY AND KNOWINGLY RELEASES AND FOREVER DISCHARGES THE BANK, ITS PREDECESSORS, AGENTS, EMPLOYEES, ATTORNEYS, SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE "RELEASED PARTIES"), FROM ALL POSSIBLE CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, COSTS, EXPENSES, AND LIABILITIES WHATSOEVER, KNOWN OR UNKNOWN, ANTICIPATED OR UNANTICIPATED, SUSPECTED OR UNSUSPECTED, FIXED, CONTINGENT, OR CONDITIONAL, AT LAW OR IN EQUITY, ORIGINATING IN WHOLE OR IN PART ON OR BEFORE THE DATE THIS AMENDMENT IS EXECUTED, WHICH ANY OF THE BORROWERS MAY NOW OR

HEREAFTER HAVE AGAINST THE RELEASED PARTIES (OR ANY OF THEM), IF ANY, AND IRRESPECTIVE OF WHETHER ANY SUCH CLAIMS ARISE OUT OF CONTRACT, TORT, VIOLATION OF LAW OR REGULATIONS, OR OTHERWISE, AND ARISING FROM ANY OF THE OBLIGATIONS, INCLUDING, WITHOUT LIMITATION, ANY CONTRACTING FOR, CHARGING, TAKING, RESERVING, COLLECTING OR RECEIVING INTEREST IN EXCESS OF THE HIGHEST LAWFUL RATE APPLICABLE, THE EXERCISE OF ANY RIGHTS AND REMEDIES UNDER THE LOAN AGREEMENT, AS AMENDED, OR OTHER LOAN DOCUMENTS, AS AMENDED, AND NEGOTIATION FOR AND EXECUTION OF THIS AMENDMENT. **WITHOUT LIMITING ANY PROVISION OF THIS AMENDMENT OR ANY OTHER LOAN DOCUMENT, IT IS THE EXPRESS INTENTION OF THE PARTIES HERETO THAT THE RELEASED CLAIMS INCLUDE ALL POSSIBLE CLAIMS, DEMANDS, ACTIONS, CAUSES OF ACTION, DAMAGES, COSTS, EXPENSES, AND LIABILITIES WHATSOEVER (INCLUDING ATTORNEYS' FEES) ARISING OUT OF OR RESULTING FROM THE SOLE CONTRIBUTORY OR ORDINARY NEGLIGENCE OF THE RELEASED PARTIES (OR ANY ONE OF THEM).**

Section 5.05. <u>Severability</u>. Any provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment and the effect thereof shall be confined to the provision so held to be invalid or unenforceable in such jurisdiction.

Section 5.06. <u>APPLICABLE LAW</u>. THIS AMENDMENT AND, EXCEPT AS OTHERWISE SET FORTH THEREIN, THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE; PROVIDED THAT THE BANK SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

Section 5.07. <u>Successors and Assigns</u>. This Amendment is binding upon and shall inure to the benefit of the Bank, the Borrowers, and their respective successors and assigns, except the Borrowers may not assign or transfer any of its rights or obligations hereunder without the prior written consent of Bank.

Section 5.08. <u>Counterparts; Facsimiles</u>. This Amendment may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same instrument. Delivery of an executed counterpart of this Amendment by facsimile or portable document format (pdf) shall be equally as effective as delivery of an executed original counterpart and shall constitute a covenant to deliver an executed original counterpart, but the failure to do so shall not affect the validity, enforceability and binding effect of this Amendment.

Section 5.09. <u>Further Assurances</u>. Borrowers shall execute and deliver, or cause to be executed and delivered, to the Bank such documents and agreements, and shall take or cause to be taken such actions as the Bank may, from time to time, reasonably request to carry out the terms of this Amendment and the other Loan Documents.

Section 5.10. <u>Headings</u>. The headings, captions, and arrangements used in this Amendment are for convenience only and shall not affect the interpretation of this Amendment.

Section 5.11. <u>ENTIRE AGREEMENT</u>. THIS AMENDMENT, THE LOAN AGREEMENT, THE NOTE, AND THE OTHER LOAN DOCUMENTS, EACH AS AMENDED, REPRESENT THE ENTIRE AGREEMENT AMONG THE PARTIES RELATED TO THE SUBJECT MATTER HEREOF AND THEREOF AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR,

CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

       Section 5.12. <u>Amendment as a Loan Document</u>. This Amendment constitutes a Loan Document and any failure of the Borrowers to comply with the terms and conditions of this Amendment shall result in an Event of Default under the Loan Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the date first written above.

BANK:

TEXAS CAPITAL BANK, NATIONAL ASSOCIATION

By: _____
      Deborah T. Purvin, SVP Corporate Banking

BORROWERS:

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.,
a Maryland corporation

By:_____
      Allen R. Hartman, President

HARTMAN PARKWAY LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

HARTMAN GULF PLAZA LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

HARTMAN HIGHWAY 6 LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

Hartman XX LIMITED PARTNERSHIP,
a Texas limited partnership

By: Hartman XX REIT GP LLC,
      a Texas limited liability company,
      its sole general partner

    By:_____
          Allen R. Hartman, President

Hartman XX REIT GP LLC,
a Texas limited liability company

By:_____
      Allen R. Hartman, President

HARTMAN ONE TECHNOLOGY CENTER, LLC,
a Texas limited liability company

By:_____

Allen R. Hartman, President

EXHIBIT A
BORROWING BASE PROPERTIES

<u>Borrowing Base Properties</u>. As of the date of the November 2015 Loan Modification Agreement, the Borrowing Base Properties are as follows:

Parkway Plaza I and II – (14110 – 14114 North Dallas Parkway, Dallas, Texas 75254)
Gulf Plaza – (16010 Barkers Point, Houston, Texas 77079)
Hartman Highway Property:
    Copperfield – (15840 FM 529, Houston, Texas 77095)
    Timbercreek – (5870 Highway 6 North, Houston, Texas 77084)
One Technology Center – 7411 John Smith Drive, San Antonio, Texas 78240

EXHIBIT B
LAND

[see attached]

A Metes and Bounds description of a 6.874 acre (299,428 square feet – SURFACE AREA) tract of land situated in the Manuel Tejada Survey No.89, Abstract No.741, New City Block 17108, City of San Antonio, Bexar County, Texas; being all of the remainder of Lot 1, Block 1 of Oak Hills Park, Unit-10 Subdivision, plat of which is recorded in Volume 9100, Page 228 of the Bexar County Deed and Plat Records; and also being all of those certain "Tracts 1, 2, 3, and 4" described in instrument to KW Funds-One Technology, LLC recorded in Volume 13187, Page 2130 of the Bexar County Real Property Records; and being more particularly described as follows:

BEGINNING at a 1/2-inch iron rod found situated in the northwesterly right-of-way line of John Smith Drive (60 feet wide) marking the eastern-most corner of Lot 21 of Taco Bell - Babcock Subdivision, plat of which is recorded in Volume 9532, Page 28 of the Bexar County Deed and Plat Records (State Plane Grid Coordinates: North 13,732,026.21 feet; East 2,100,224.74 feet);

THENCE, North 48°31'37" West, 324.65 feet along the northeasterly boundary said Lot 21, and Lot 22 of Oak Hills Park, Unit-10 Subdivision Replat recorded in Volume 9531, Page 42 of the Bexar County Deed and Plat Records, to a 1/2-inch iron rod (with cap stamped "JONES & CARTER") set marking the northern-most corner of said Lot 22 and marking an interior corner of the subject tract;

THENCE, South 41°28'46" West, 164.67 feet along the northwesterly boundary of said Lot 22 to a "P-K" nail found situated in the northeasterly right-of-way line of Babcock Road (110 feet wide) and marking the western-most corner of said Lot 22;

THENCE, North 48°43'00" West, 40.00 feet along said northeasterly right-of-way line of Babcock Road to a 1/2-inch iron rod (with cap stamped "JONES & CARTER") set marking the southern-most corner of Lot 23 of Babcock Pad Site Subdivision, plat of which is recorded in Volume 9539, Page 59 of the Bexar County Deed and Plat Records;

THENCE, North 41°28'46" East, 164.80 feet along the southeasterly boundary of said Lot 23 to a 1/2-inch iron rod found marking the eastern-most corner of said Lot 23 and marking an interior corner of the subject tract;

THENCE, North 48°31'37" West, 306.12 feet along the northeasterly boundary of said Lot 23 to a 1/2-inch iron rod found situated in the southeasterly boundary of Lot 3 of Omni Medical Subdivision, plat of which is recorded in Volume 9505, Page 174 of the Bexar County Deed and Plat Records and marking the northern-most corner of said Lot 23;

THENCE, North 41°24'50" East; at 382.49 feet passing a 1/2-inch iron rod found marking the eastern-most common corner of said Lot 3 of Omni Medical Subdivision and Lot 6 of S.C. McM. Subdivision, plat of which is recorded in Volume 9529, Page 194 of the Bexar County Deed and Plat Records; continuing for a total distance of 436.51 feet to a 1/2-inch iron rod found marking an interior corner of said Lot 6;

THENCE, South 48°29'44" East, 671.06 feet along the southwesterly boundary of said Lot 6 to a 1/2-inch iron rod found situated in the aforesaid northwesterly right-of-way line of John Smith Drive and marking the southeastern-most corner of said Lot 6;

THENCE, South 41°27'11" West, 436.14 feet along said northwesterly right-of-way line of John Smith Drive to the POINT OF BEGINNING, containing 6.874 acres of land in Bexar County, Texas as shown on drawing filed under Job No. S0876-0001 in the office of Jones & Carter, Inc., San Antonio, Texas.